CONSENT OF GEOLOGIST

[Letterhead of CARACLE CREEK INTERNATIONAL CONSULTING INC.]

I, Michelle Stone, do hereby consent to references to my name in connection with the following report, which is incorporated by reference into the annual report on Form 40-F for the fiscal year ended December 31, 2009 of Quaterra Resources Inc. filed with the United States Securities and Exchange Commission.

The technical report dated March 8, 2009 titled “Independent Technical Report The Nieves Silver Project Zacatecas State, Mexico” prepared by Michelle Stone, P. Geo. of Caracle Creek International Consulting, Inc.

Dated this 24th day of March 2010

/s/ Michelle Stone

Michelle Stone, Ph.D., P.Geo,
Caracle Creek International Consulting Inc.